

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2007

Mr. Paul H. Stebbins
Chairman of the Board and Chief Executive Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, FL 33178

> **Re: World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Response Letter Dated July 31, 2007**
> **File No. 001-09533**

Dear Mr. Stebbins:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief